1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE April 22, 2025	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA ANNOUNCES STRONG FIRST QUARTER 2025 GOLD PRODUCTION RESULTS FROM FLORIDA
CANYON MINE AND INCREASED CASH BALANCE TO US$61 MILLION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the first quarter ended March 31, 2025 (the "first quarter 2025" or "Q1 2025"). The Company plans to release its first quarter 2025 financial results after market close on Wednesday, May 14, 2025, followed by a conference call hosted by senior management on Thursday, May 15, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.

(All amounts in U.S. dollars as at March 31, 2025, unless otherwise stated)

First Quarter 2025 Florida Canyon Mine Operational Update

The Florida Canyon Mine produced 19,323 ounces of gold and sold 19,540 ounces of gold during the first quarter 2025. Gold production exceeded expectations, partly due to the recovery and processing of approximately 2,000 ounces of previously unrecovered gold confined within an electrowinning tank as part of a one-time efficiency improvement project. Strong gold production was further supported by the continued ramp-up of solution flow rates through the heap leach pads and new carbon-in-column circuit commissioned in late 2024.

Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce

Florida Canyon Mine Operating Highlights		Q1 2025
Ore mined	kt	3,021
Waste mined	kt	1,799
Total mined	kt	4,820
Strip ratio	waste:ore	0.60
Crushed ore to pad	kt	1,764
Run-of-mine ("ROM") ore to pad	kt	1,199
Total placed	kt	2,963
Crushed grade	g/t Au	0.26
ROM grade	g/t Au	0.19
Processed grade	g/t Au	0.23
Gold recovery rate	%	60.4%
Gold produced	oz	19,323
Gold sold	oz	19,540

First Quarter 2025 Financial Position

Unit abbreviations: $m = millions of U.S. dollars

Financial Position as of March 31, 2025
Cash and cash equivalents	$m	61.1
Working capital[1]	$m	68.3

1. Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

Full financial results for the first quarter 2025 will be reported and filed on Integra's profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Wednesday, May 14, 2025.

First Quarter 2025 Conference Call

Integra will host a conference call and webcast on Thursday, May 15, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss first quarter 2025 results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 2435675

Toll Free: (888) 672-2415

Toll: +1 (646) 307-1963

Webcast: https://events.q4inc.com/attendee/434938829

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Integra's Vice President, Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Non-IFRS Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Working Capital

Working capital for the period calculated by subtracting current assets from current liabilities.

(in $m)	Three Months Ended March 31, 2025	Year Ended December 31, 2024
Current assets	$ 117.0	$ 114.5
Less: Current liabilities	48.7	50.1
Working capital (deficit)	$ 68.3	$ 64.4

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.